Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 9 dated July 6, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PK42

ISIN:	US52517PK429

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$5,000,000

		Total	Per Note
Issue Price:		$4,400,000	88.00%
Agent’s Commission:		$ 0	0.00%
Proceeds to Lehman Brothers Holdings:		$4,400,000	88.00%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	[X] As principal [ ] As agent

Trade Date:	July 6, 2006

Issue Date:	July 26, 2006

Stated Maturity Date:	July 26, 2021, subject to Optional Redemption; provided that if such day is not a New York and London business day, then such day will be the following New York and London business day.

Date From Which Interest Accrues:	[X] Issue Date
[ ] Other: _____________

[ ] Fixed Rate Note

Interest Rate per Annum:	________%

[ ] Floating Rate Note	[ ] CD Rate
[ ] Commercial Paper Rate
[ ] Federal Funds (Effective) Rate
[ ] Federal Funds (Open) Rate
[ ] LIBOR Telerate
[ ] LIBOR Reuters
[ ] EURIBOR
[ ] Treasury Rate: Constant Maturity [ ] Yes [ ] No
[ ] Prime Rate
[ ] Eleventh District Cost of Funds Rate
[ ] CMS Rate
[X] Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date, to but excluding July 26, 2007: 10%
From and including July 26, 2007, to but excluding July 26, 2011: 20 times the Spread
From and including July 26, 2011, to but excluding July 26, 2016: 30 times the Spread
From and including July 26, 2016, to but excluding July 26, 2021: 40 times the Spread

Maximum Rate:	Not applicable

Minimum Rate:	0%

Spread:	The 30-Year CMS Rate minus the 10-Year CMS Rate.

Interest Reset Dates:

Each October 26, January 26, April 26 and July 26, commencing on July 26, 2007, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two New York and London business days prior to the related Interest Reset Date.

Interest Payment Dates:

Each October 26, January 26, April 26 and July 26, commencing on October 26, 2006; provided that if such day is not a New York and London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

30-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

10-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	[ ] Yes [X] No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on July 26, 2007. Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Calculation Agent:	Lehman Brothers Special Financing

Form of Note:	[X] Book-entry only (global) [ ] Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 10-YEAR CMS RATE

The following shows the 30-Year CMS Rate and the 10-Year CMS Rate in effect on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes. Fluctuations in the level of the 30-Year CMS Rate and 10-Year CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate — 10yr CMS Rate (in %)
4/26/2006	5.747	5.622	0.125
1/26/2006	5.181	5.041	0.140
10/26/2005	5.309	5.091	0.218
7/26/2005	4.940	4.681	0.259
4/26/2005	5.048	4.705	0.343
1/26/2005	5.046	4.570	0.476
10/26/2004	5.096	4.407	0.689
7/26/2004	5.575	4.965	0.610
4/26/2004	5.544	4.887	0.657
1/26/2004	5.308	4.522	0.786
10/26/2003	5.393	4.628	0.765
7/26/2003	5.421	4.596	0.825
4/26/2003	5.078	4.256	0.822
1/26/2003	5.206	4.344	0.862
10/26/2002	5.499	4.690	0.809
7/26/2002	5.829	5.027	0.802
4/26/2002	6.105	5.642	0.463
1/26/2002	6.141	5.785	0.356
10/26/2001	5.784	5.194	0.590
7/26/2001	6.325	5.966	0.359
4/26/2001	6.454	6.027	0.427
1/26/2001	6.406	6.139	0.267
10/26/2000	6.858	6.806	0.052
7/26/2000	7.186	7.229	-0.043
4/26/2000	7.302	7.322	-0.020
1/26/2000	7.427	7.397	0.030
10/26/1999	7.281	7.125	0.156

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate — 10yr CMS Rate (in %)
7/26/1999	6.984	6.857	0.127
4/26/1999	6.232	5.968	0.264
1/26/1999	5.811	5.483	0.328
10/26/1998	5.920	5.512	0.408
7/26/1998	6.122	6.011	0.111
4/26/1998	6.320	6.144	0.176
1/26/1998	6.281	6.099	0.182
10/26/1997	6.649	6.475	0.174
7/26/1997	6.784	6.572	0.212
4/26/1997	7.470	7.295	0.175
1/26/1997	7.221	6.962	0.259
10/26/1996	7.167	6.863	0.304
7/26/1996	7.416	7.220	0.196

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.